Exhibit 99.1

Genesis Lease Limited Announces
Exercise of Over-Allotment Option by Underwriters

Limerick, Ireland, January 12, 2007 – Genesis Lease Limited (NYSE: GLS) today announced that the underwriters of its recent initial public offering have exercised in full their over-allotment option to purchase from Genesis an additional 4,179,000 common shares in the form of American Depositary Receipts (“ADRs”) at a price of $23.00 per ADR before deducting underwriters’ discounts and commissions.  An affiliate of General Electric Company ("GE") has previously agreed to purchase a number of ADRs from Genesis concurrently with the closing of the exercise of the over-allotment option at a price of $23.00 per ADR such that GE will continue to hold approximately 11% of the issued and outstanding ADRs following the exercise of the over-allotment option and purchase of shares by GE.  The closing of the exercise of the underwriters’ over-allotment option and the purchase of additional ADRs by GE is expected to occur on January 16, 2007.

Citigroup Global Markets Inc. was the Global Coordinator for the initial public offering. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. were bookrunners for the offering. A registration statement relating to these securities was declared effective by the Securities and Exchange Commission. The offering is being made solely by means of a prospectus. This release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A copy of the final prospectus relating to these securities may be obtained from Citigroup Corporate and Investment Banking, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 or JPMorgan, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245.

Statements in this press release may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.

For further information please contact:

Company Contact:

John McMahon

Chief Executive Officer

Genesis Lease Limited

Limerick, Ireland

Tel: +353-61-633249

john.mcmahon@genesislease.com